100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-08

POLYMET PROJECT UPDATE AT SHAREHOLDERS’ MEETING

SHAREHOLDERS ELECT NINE BOARD MEMBERS

St. Paul, Minn., July 14, 2016 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – is pleased to report 68.05% of the eligible shares were represented at its Annual General Meeting of Shareholders (the “Meeting”) held on July 13, 2016 in Toronto, Ontario and all motions put forward by the Company were passed at the Meeting.

The number of directors of the Company was fixed at nine and the following persons were elected as Directors of the Company to hold office until the next annual general meeting. The voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
Jonathan Cherry	107,434,108	99.28	777,552	0.71
Matthew Daley	107,180,862	99.04	1,030,798	0.95
Dr. David Dreisinger	107,271,982	99.13	939,678	0.86
W. Ian L. Forrest	107,220,627	99.08	991,033	0.91
Helen Harper	107,078,179	98.95	1,133,481	1.04
Alan R. Hodnik	107,261,635	99.12	950,025	0.87
William Murray	107,189,769	99.05	1,021,891	0.94
Stephen Rowland	105,961,112	97.92	2,250,548	2.07
Michael M. Sill	107,166,772	99.03	1,044,888	0.96

PricewaterhouseCoopers LLP was re-appointed as auditors of the Company and the board is authorized to fix the remuneration to be paid to the auditors.

Following the meeting, President and CEO Jon Cherry gave a presentation on achievements of the past year and goals for the future. Key achievements include:

•

Environmental Impact Statement – final EIS published in November 2015, Minnesota Department of Natural Resources deemed the final EIS adequate in March 2016, completing the state’s environmental review process;

•	U.S. Forest Service Land Exchange – draft Record of Decision issued in November 2015, predecisional process progressing well;
•	State Permits – water-related permit applications submitted to the state in July 2016;
•	Additional $25 million loan facility agreed with Glencore and extension of repayment date of existing loans.

Key objectives include submittal of the air quality permit and permit to mine applications (summer 2016), USFS Land Exchange Record of Decision, the U.S. Army Corps. of Engineers Record of Decision and 404 wetlands permit, and decisions on state permits following regulatory review and public input.

Other objectives include refinancing and restructuring of the loans from Glencore and securing construction finance commitments tied to the permit schedule.

Cherry concluded, “we have invested significant time and effort since the permit application process was launched in April to ensure that the various water related permit applications are complete and consistent with the final EIS. We look forward to submitting the remaining mine and air permit applications in the coming weeks.”

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.